October 18, 2007

Kathleen Danilchick
Senior Vice President and Chief Financial Officer
National Tax Credit Investors II
55 Beattie Place, PO Box 1089
Greenville, South Carolina 29602

      Re: **National Tax Credit Investors II**
                  Form 10-K for Fiscal Year Ended
                  December 31, 2006
                  Filed April 16, 2007
                  Form 10-Q for Quarterly Period Ended
                  June 30, 2007
                  Filed August 14, 2007
                  File No. 000-20610

Dear Ms. Danilchick:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Kevin Woody
                  Accounting Branch Chief